

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 3, 2010

Mr. James Addison
Chief Financial Officer
SCANA Corporation
100 SCANA Parkway
Cayce, SC 29033

> **Re: SCANA Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 1-8809**
>
> **South Carolina Electric & Gas Company**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 1-3375**

Dear Mr. Addison:

We have reviewed your supplemental response letter dated April 26, 2010 as well as your filings and have the following comment. As noted in our comment letter dated April 16, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2009

Resolution of EIZ Tax Credit Uncertainty, page 35

1.   We note your response to comment three of our letter dated April 16, 2010. Please confirm for us that interest income associated with tax refunds has always been excluded as a reduction of allowable costs when setting SCE&G's rates. If not, then explain in detail any previous rate case issues you may have encountered with the SCPSC regarding this issue. We may have further comment.

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Donna Di Silvio, Staff Accountant, at (202) 551-3202, if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief